Exhibit 99.2

Dividends

No dividend has been declared or paid by the Company since its incorporation.

Reconciliation between US GAAP and International Financial Reporting Standards

These interim unaudited condensed consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under US GAAP and IFRS are as follows:

(i) Reconciliation of condensed consolidated statements of operations

	Six Months Ended June 30, 2026
		IFRS adjustments
			Tax effects of
	Amounts as	Lease	intercompany
	reported under	amortization	unrealized profit	Amounts
	US GAAP	(note (a))	(note (b))	under IFRS

	(in US$’000)
Cost of goods — third parties	(127,275)	1	—	(127,274)
Research and development expenses	(78,783)	31	—	(78,752)
Selling expenses	(14,682)	11	—	(14,671)
Administrative expenses	(31,795)	51	—	(31,744)
Total operating expenses	(277,418)	94	—	(277,324)
Other income, net	12,784	(110)	—	12,674
Income before income taxes and equity in earnings of equity investees	13,653	(16)	—	13,637
Equity in earnings of equity investees, net of tax	3,798	(1)	(11)	3,786
Net income	16,242	(17)	(11)	16,214
Less: Net income attributable to non-controlling interests	(314)	(2)	—	(316)
Net income attributable to the Company	15,928	(19)	(11)	15,898

	Six Months Ended June 30, 2025
		IFRS adjustments
			Tax effects of
	Amounts as	Lease	intercompany	Capitalization
	reported under	amortization	unrealized profit	of rights	Amounts
	US GAAP	(note (a))	(note (b))	(note (c))	under IFRS

	(in US$’000)
Cost of goods — third parties	(147,601)	7	—	—	(147,594)
Research and development expenses	(71,990)	40	—	(16,109)	(88,059)
Selling expenses	(13,873)	11	—	—	(13,862)
Administrative expenses	(27,751)	26	—	—	(27,725)
Total operating expenses	(281,191)	84	—	(16,109)	(297,216)
Gain on divestment of an equity investee	477,456	18	(151)	—	477,323
Other income, net	21,650	(104)	—	—	21,546
Income before income taxes and equity in earnings of equity investees	495,592	(2)	(151)	(16,109)	479,330
Equity in earnings of an equity investee, net of tax	23,125	6	(91)	—	23,040
Net income	455,555	4	(242)	(16,109)	439,208
Less: Net income attributable to non-controlling interests	(601)	3	—	25	(573)
Net income attributable to the Company	454,954	7	(242)	(16,084)	438,635

(ii) Reconciliation of condensed consolidated balance sheets

	June 30, 2026
		IFRS adjustments
			Tax effects of
	Amounts as	Lease	intercompany	Issuance
	reported under	amortization	unrealized profit	costs	Amounts
	US GAAP	(note (a))	(note (b))	(note (d))	under IFRS

	(in US$’000)
Investment in equity investees	11,020	(2)	13	—	11,031
Other non-current assets	34,189	(104)	—	—	34,085
Total assets	1,736,427	(106)	13	—	1,736,334

Total liabilities	461,459	—	—	—	461,459

Additional paid-in capital	1,539,439	—	—	(697)	1,538,742
Accumulated losses	(362,715)	(105)	13	697	(362,110)
Accumulated other comprehensive loss	(3,182)	9	—	—	(3,173)
Total Company’s shareholders’ equity	1,260,776	(96)	13	—	1,260,693
Non-controlling interests	14,192	(10)	—	—	14,182
Total shareholders’ equity	1,274,968	(106)	13	—	1,274,875

	December 31, 2025
		IFRS adjustments
			Tax effects of
	Amounts as	Lease	intercompany	Issuance
	reported under	amortization	unrealized profit	costs	LTIP classification	Amounts
	US GAAP	(note (a))	(note (b))	(note (d))	(note (e))	under IFRS

	(in US$’000)
Investment in equity investees	10,865	(1)	24	—	—	10,888
Other non-current assets	38,886	(86)	—	—	—	38,800
Total assets	1,753,097	(87)	24	—	—	1,753,034

Other payables and accruals	208,892	—	—	—	(883)	208,009
Total current liabilities	315,775	—	—	—	(883)	314,892
Total liabilities	501,835	—	—	—	(883)	500,952

Additional paid-in capital	1,533,868	—	—	(697)	883	1,534,054
Accumulated losses	(378,643)	(86)	24	697	—	(378,008)
Accumulated other comprehensive loss	(4,532)	11	—	—	—	(4,521)
Total Company’s shareholders’ equity	1,237,926	(75)	24	—	883	1,238,758
Non-controlling interests	13,336	(12)	—	—	—	13,324
Total shareholders’ equity	1,251,262	(87)	24	—	883	1,252,082

Notes:

(a)	Lease amortization

Under US GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the condensed consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Tax effects of intercompany unrealized profit

Under US GAAP, deferred taxes for unrealized profit resulting from intercompany sales of inventory is not recognized.

Under IFRS, deferred taxes for unrealized profit resulting from an intercompany sale of inventory is recognized at the buyer’s tax rate.

(c)	Capitalization of development and commercial rights

Under US GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as IPR&D and were expensed to research and development expenses.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group. As at June 30, 2026, the intangible asset has been fully impaired.

(d)	Issuance costs

Under US GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(e)	LTIP classification

Under US GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.